Q1 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

Pan American Silver reports first quarter 2023 results
Vancouver, B.C. - May 10, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended March 31, 2023 ("Q1 2023").
"Pan American reported solid results for the first quarter of 2023, with adjusted earnings of $0.10 per share," said Michael Steinmann, President and Chief Executive Officer. "Going forward, Pan American will be a significantly larger, more diversified company following our acquisition of Yamana. Our guidance for 2023 demonstrates the positive impact of the four new mines on production and costs, and we are excited by the growth opportunities the combined portfolio presents."
On March 31, 2023, Pan American completed its previously announced acquisition of all of the issued and outstanding common shares of Yamana Gold Inc. ("Yamana"), following the sale by Yamana of its Canadian assets to Agnico Eagle Mines Limited, by way of a plan of arrangement under the Canada Business Corporations Act (the "Yamana transaction"). The Yamana transaction added four producing mines to Pan American's portfolio: the Jacobina mining complex in Brazil, the El Peñon and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina ("Acquired Operations"), plus several exploration and development projects in Chile, Brazil and Argentina. Operating and financial results reported in this news release, except for the financial position as at March 31, 2023, reflect only Pan American's original mines, specifically: La Colorada, Huaron, San Vicente, Manantial Espejo, Timmins, Shahuindo, La Arena and Dolores (the "Original Assets").
The following highlights for Q1 2023 include certain measures that are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q1 2023 Highlights:
•Silver production of 3.9 million ounces and gold production of 122.7 thousand ounces. As previously disclosed, Manantial Espejo has been placed on care and maintenance following the completion of mining at the end of 2022; some residual production was recorded for Q1 2023.
•Revenue was $390.3 million, inclusive of a negative $3.8 million price adjustment on open concentrate shipments.
•Net earnings of $16.5 million ($0.08 basic earnings per share), including $18.9 million in transaction and integration costs related to the Yamana transaction and $12.7 million in severance provisions. Adjusted earnings were $21.2 million ($0.10 basic adjusted earnings per share).
•Cash flow from operations of $51.3 million, net of $30.7 million in tax payments.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce of $12.19 and $14.13, respectively. Excluding Net Realizable Value ("NRV") inventory adjustments, Silver Segment AISC was $14.11 per ounce.
•Gold Segment Cash Costs and AISC per gold ounce of $1,120 and $1,196, respectively. Excluding NRV inventory adjustments, Gold Segment AISC was $1,361 per ounce.
•Pan American's financial position as at March 31, 2023, incorporates the assets and liabilities Pan American assumed through the Yamana transaction. As at March 31, 2023, Pan American had working capital of $826.6 million, inclusive of cash and short-term investment balances of $513.1 million ($204.7 million related to the Minera Agua Rica Alumbrera ("MARA") project in Argentina), as well as $425 million available under its $750 million revolving sustainability-linked credit facility ("SL-Credit Facility"). Total debt of $1,187.0 million relates to the SL-Credit Facility, construction loans and leases, and two senior notes Pan American assumed through the Yamana transaction: $500 million with a coupon of 2.63% maturing in 2031 and $283 million with a coupon of 4.625% maturing in 2027. Moody's Investors Service and S&P Global have assigned Pan American with an investment grade credit rating.

PAN AMERICAN SILVER CORP.	1

Q1 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

•A cash dividend of $0.10 per common share with respect to Q1 2023 was previously declared on March 24, 2023, payable on or about May 12, 2023, to holders of record of Pan American’s common shares as of the close of markets on April 14, 2023. The dividends are eligible dividends for Canadian income tax purposes. Pan American selected that record and payment date to harmonize its dividend with respect to Q1 2023 with Yamana’s normal course dividend timing for payment of a first quarter dividend. Subsequent dividends to be declared by Pan American are expected to follow Pan American's previous schedule of dividend payments.
•Two ILO 169 consultation meetings for the Escobal mine were held in Q1 2023, as well as several working meetings between Guatemala's Ministry of Energy and Mines and Xinka Indigenous community representatives. At this time, no date has been set for a potential restart of operations at Escobal.

PAN AMERICAN SILVER CORP.	2

Q1 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended March 31, 2023	Three months ended March 31, 2022
Weighted average shares during period (millions)	210.7	210.5
Shares outstanding end of period (millions)	364.4	210.5

	Three months ended March 31,
	2023	2022
FINANCIAL
Revenue	$390.3	$439.9
Mine operating earnings	$77.2	$66.8
Net earnings	$16.5	$76.8
Basic earnings per share(1)	$0.08	$0.36
Adjusted earnings(2)	$21.2	$31.9
Basic adjusted earnings per share(1)	$0.10	$0.15
Net cash generated from operating activities	$51.3	$68.8
Net cash generated from operating activities before changes in working capital(2)	$43.3	$83.6
Sustaining capital expenditures(2)	$32.5	$56.0
Non-sustaining capital expenditures(2)	$11.5	$9.8
Cash dividend paid per share	$0.10	$0.12
PRODUCTION
Silver (thousand ounces)	3,891	4,619
Gold (thousand ounces)	122.7	131.0
Zinc (thousand tonnes)	10.6	10.2
Lead (thousand tonnes)	5.3	4.7
Copper (thousand tonnes)	1.2	1.8
CASH COSTS(2) ($/ounce)
Silver Segment	12.19	10.23
Gold Segment	1,120	1,069
AISC(2) ($/ounce)
Silver Segment	14.13	13.41
Gold Segment	1,196	1,502
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	22.75	24.03
Gold ($/ounce)	1,895	1,880
Zinc ($/tonne)	3,133	3,792
Lead ($/tonne)	2,160	2,341
Copper ($/tonne)	8,903	9,767
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our Management's Discussion and Analysis ("MD&A") for the three months ended March 31, 2023. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PAN AMERICAN SILVER CORP.	3

CONFERENCE CALL AND WEBCAST
Date:            May 11, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-396-8049 (toll-free in Canada and the U.S.)
+1-416-764-8646 (international participants)
Conference ID:        49301459
Webcast:        https://events.q4inc.com/attendee/492473712
The live webcast, presentation slides and the report for the first quarter of 2023 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
2023 GUIDANCE
The following provides Management's 2023 guidance, as at May 10, 2023. Relative to the guidance provided on April 27, 2023, the only revision is an increase in estimated project capital expenditures to a range of $95 million to $105 million from the previous range of $75 million to $85 million. The revised range reflects an updated estimate to complete the preliminary economic assessment studies and to advance the exploration drilling for the La Colorada Skarn project.
2023 General and Administrative, Care and Maintenance, and Exploration Expense Forecast
2023 General and Administrative expenses are estimated to total between $75 to $80 million, and reflects increased personnel following the Yamana transaction, increased regulatory and insurance costs, and a normalized year of stock based compensation, which was lower than assumed in 2022 due to share price performance.
2023 Care and Maintenance costs are estimated to total $98 to $109 million, which reflects expenditures for Escobal, the MARA project, Manantial Espejo and Morococha.
2023 Exploration Expense is estimated to total $14 to $16 million for regional greenfield expenditures. The expenditures relating to near-mine exploration are included in the sustaining and project capital amounts provided in the Capital Expenditures Forecast table below.
The production and cost guidance provided in the following tables reflect the contribution from the Acquired Operations for the nine-month period from March 31, 2023 to December 31, 2023, and the full 12-month period of 2023 for Pan American's Original Assets. Please see our MD&A for the period ending March 31, 2023, for a more detailed breakdown of the guidance, including by individual mine and on a quarterly basis for 2023. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Consolidated Annual Production Forecast(1)

Silver – Moz	21.0 - 23.0
Gold – koz	870 - 970
Zinc – kt	41 - 45
Lead – kt	18 - 21
Copper – kt	5
Consolidated Cash Costs and AISC Forecast(1)

	Cash Costs(2) ($ per ounce)	AISC(2) ($ per ounce)
Silver Segment Total	10.00 - 12.00	14.00 - 16.00
Gold Segment Total	975 - 1,100	1,275 - 1,425
(1)2023 production and AISC forecasts reflect ownership of the Acquired Operations for the nine-month period from March 31 to December 31, 2023 and the full 12 months for Pan American's Original Assets.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC forecast assumes metal prices of $22.00/oz for silver, $1,850/oz for gold,

PAN AMERICAN SILVER CORP.	4

Q1 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

$3,000/tonne ($1.36/lb) for zinc, $2,100/tonne ($0.95/lb) for lead, and $8,000/tonne ($3.63/lb) for copper; and average annual exchange rates relative to 1 USD of 18.75 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 270.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), $1.33 for the Canadian dollar ("CAD"), $800.00 for the Chilean peso ("CLP") and $5.00 for the Brazilian real ("BRL").
Capital and Reclamation Expenditures Forecast

($ millions)
Sustaining Capital	305 - 320
Project Capital	95 - 105
Total Capital	400 - 425
Reclamation Expenditures	18 - 20
About Pan American
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects, including the Minera Agua Rica Alumbrera ("MARA") project in Argentina. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Exploration and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 22, 2023, filed at www.sedar.com, or the Company's most recent Form 40-F filed with the Securities and Exchange Commission.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.

PAN AMERICAN SILVER CORP.	5

Q1 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2022, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2023, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2023; whether Pan American is able to realize synergies or obtain the positive impact from the four new mines resulting from the Yamana transaction; estimated recoverable amounts of cash generating units; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the anticipated dividend payment date of May 12, 2023; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions;; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents

PAN AMERICAN SILVER CORP.	6

Q1 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 (the "NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies.

PAN AMERICAN SILVER CORP.	7